UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CI&T Inc (the “Issuer”)
(Name of Issuer)
Class A Common Shares, $0.00005 par value per share
(Title of Class of Securities)

G21307106
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed: ☐ Rule 13d-1(b) ☐ Rule 13d-1(c) ☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G21307106	Page 2 of 18 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Cesar Nivaldo Gon
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION
Brazil
NUMBER OF	5	SOLE VOTING POWER -
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 61,558,930 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER -
PERSON WITH	8	SHARED DISPOSITIVE POWER 23,369,665 (2)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,558,930 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 74.4% (3)(4)
12		TYPE OF REPORTING PERSON IN

CUSIP No. G21307106	Page 3 of 18 Pages

(1)               Consists of (i) 66,392 Class A Common Shares and 23,303,273 Class B Common Shares held of record by ENIAC Capital Group Ltd., an entity controlled by César Nivaldo Gon, (ii) 82,196 Class A Common Shares and 22,722,913 Class B Common Shares held of record by Guaraci Investments Ltd., an entity controlled by Fernando Matt Borges Martins, and (iii) 85,775 Class A Common Shares and 8,998,381 Class B Common Shares held of record by Bruno Guiçardi Neto and 6,300,000 Class B common shares held through The Ferreira Guiçardi Family Trust. Each Class B common share is convertible into one Class A common share at the option of its holder at any time.

(2)               Consists of 66,392 Class A Common Shares and 23,303,273 Class B Common Shares held of record by ENIAC Capital Group Ltd., an entity controlled by César Nivaldo Gon and incorporated under the laws of the British Virgin Islands with registered office at Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. Each Class B common share held of record by ENIAC Capital Group Ltd. is convertible into one Class A common share at the option of its holder at any time.

(3)              Represents the quotient obtained by dividing (a) the number of Class A Common Shares and Class B Common Shares beneficially owned by the Reporting Persons as set forth in Row 9 by (b) the sum of (i) 21,365,297 Class A Common Shares outstanding as of December 31, 2023, as reported by the Issuer to the Reporting Persons, and (ii) the aggregate number of Class B Common Shares beneficially owned by the Reporting Persons. The aggregate number of Class B common shares beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A common shares only for the purpose of computing the percentage ownership of the Reporting Person.

(4)              Each Class A common share is entitled to one vote, and each Class B common share is entitled to ten votes. The percentage reported does not reflect the ten for one voting power of the Class B common shares because the Class B common shares are treated as converted into Class A common shares for the purpose of this report.

CUSIP No. G21307106	Page 4 of 18 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
ENIAC Capital Group Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands
NUMBER OF	5	SOLE VOTING POWER -
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 61,558,930 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER -
PERSON WITH	8	SHARED DISPOSITIVE POWER 23,369,665 (2)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,558,930 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 74.4% (3)(4)
12		TYPE OF REPORTING PERSON CO

CUSIP No. G21307106	Page 5 of 18 Pages

(1)               Consists of (i) 66,392 Class A Common Shares and 23,303,273 Class B Common Shares held of record by ENIAC Capital Group Ltd., an entity controlled by César Nivaldo Gon, (ii) 82,196 Class A Common Shares and 22,722,913 Class B Common Shares held of record by Guaraci Investments Ltd., an entity controlled by Fernando Matt Borges Martins, and (iii) 85,775 Class A Common Shares and 8,998,381 Class B Common Shares held of record by Bruno Guiçardi Neto and 6,300,000 Class B common shares held through The Ferreira Guiçardi Family Trust. Each Class B common share is convertible into one Class A common share at the option of its holder at any time.

(2)               Consists of 66,392 Class A Common Shares and 23,303,273 Class B Common Shares held of record by ENIAC Capital Group Ltd., an entity controlled by César Nivaldo Gon and incorporated under the laws of the British Virgin Islands with registered office at Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. Each Class B common share held of record by ENIAC Capital Group Ltd. is convertible into one Class A common share at the option of its holder at any time.

(3)               Represents the quotient obtained by dividing (a) the number of Class A Common Shares and Class B Common Shares beneficially owned by the Reporting Persons as set forth in Row 9 by (b) the sum of (i) 21,365,297 Class A Common Shares outstanding as of December 31, 2023, as reported by the Issuer to the Reporting Persons, and (ii) the aggregate number of Class B Common Shares beneficially owned by the Reporting Persons. The aggregate number of Class B common shares beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A common shares only for the purpose of computing the percentage ownership of the Reporting Person.

(4)              Each Class A common share is entitled to one vote, and each Class B common share is entitled to ten votes. The percentage reported does not reflect the ten for one voting power of the Class B common shares because the Class B common shares are treated as converted into Class A common shares for the purpose of this report.

CUSIP No. G21307106	Page 6 of 18 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Fernando Matt Borges Martins
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
Brazil
NUMBER OF	5	SOLE VOTING POWER -
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 61,558,930 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER -
PERSON WITH	8	SHARED DISPOSITIVE POWER 22,805,109 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,558,930 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 74.4% (3)(4)
12	TYPE OF REPORTING PERSON IN

CUSIP No. G21307106	Page 7 of 18 Pages

(1)               Consists of (i) 66,392 Class A Common Shares and 23,303,273 Class B Common Shares held of record by ENIAC Capital Group Ltd., an entity controlled by César Nivaldo Gon, (ii) 82,196 Class A Common Shares and 22,722,913 Class B Common Shares held of record by Guaraci Investments Ltd., an entity controlled by Fernando Matt Borges Martins, and (iii) 85,775 Class A Common Shares and 8,998,381 Class B Common Shares held of record by Bruno Guiçardi Neto and 6,300,000 Class B common shares held through The Ferreira Guiçardi Family Trust. Each Class B common share is convertible into one Class A common share at the option of its holder at any time.

(2)               Consists of 82,196 Class A Common Shares and 22,722,913 Class B Common Shares held of record by Guaraci Investments Ltd., an entity controlled by Fernando Matt Borges Martins and incorporated under the laws of the British Virgin Islands with registered office at Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. Each Class B common share held of record by Guaraci Investments Ltd. is convertible into one Class A common share at the option of its holder at any time.

(3)              Represents the quotient obtained by dividing (a) the number of Class A Common Shares and Class B Common Shares beneficially owned by the Reporting Persons as set forth in Row 9 by (b) the sum of (i) 21,365,297 Class A Common Shares outstanding as of December 31, 2023, as reported by the Issuer to the Reporting Persons, and (ii) the aggregate number of Class B Common Shares beneficially owned by the Reporting Persons. The aggregate number of Class B common shares beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A common shares only for the purpose of computing the percentage ownership of the Reporting Person.

(4)              Each Class A common share is entitled to one vote, and each Class B common share is entitled to ten votes. The percentage reported does not reflect the ten for one voting power of the Class B common shares because the Class B common shares are treated as converted into Class A common shares for the purpose of this report.

CUSIP No. G21307106	Page 8 of 18 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Guaraci Investments Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands
NUMBER OF	5	SOLE VOTING POWER -
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 61,558,930 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER -
PERSON WITH	8	SHARED DISPOSITIVE POWER 22,805,109 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,558,930 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 74.4% (3)(4)
12	TYPE OF REPORTING PERSON CO

CUSIP No. G21307106	Page 9 of 18 Pages

(1)               Consists of (i) 66,392 Class A Common Shares and 23,303,273 Class B Common Shares held of record by ENIAC Capital Group Ltd., an entity controlled by César Nivaldo Gon, (ii) 82,196 Class A Common Shares and 22,722,913 Class B Common Shares held of record by Guaraci Investments Ltd., an entity controlled by Fernando Matt Borges Martins, and (iii) 85,775 Class A Common Shares and 8,998,381 Class B Common Shares held of record by Bruno Guiçardi Neto and 6,300,000 Class B common shares held through The Ferreira Guiçardi Family Trust. Each Class B common share is convertible into one Class A common share at the option of its holder at any time.

(2)               Consists of 82,196 Class A Common Shares and 22,722,913 Class B Common Shares held of record by Guaraci Investments Ltd., an entity controlled by Fernando Matt Borges Martins and incorporated under the laws of the British Virgin Islands with registered office at Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. Each Class B common share held of record by Guaraci Investments Ltd. is convertible into one Class A common share at the option of its holder at any time.

(3)              Represents the quotient obtained by dividing (a) the number of Class A Common Shares and Class B Common Shares beneficially owned by the Reporting Persons as set forth in Row 9 by (b) the sum of (i) 21,365,297 Class A Common Shares outstanding as of December 31, 2023, as reported by the Issuer to the Reporting Persons, and (ii) the aggregate number of Class B Common Shares beneficially owned by the Reporting Persons. The aggregate number of Class B common shares beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A common shares only for the purpose of computing the percentage ownership of the Reporting Person.

(4)              Each Class A common share is entitled to one vote, and each Class B common share is entitled to ten votes. The percentage reported does not reflect the ten for one voting power of the Class B common shares because the Class B common shares are treated as converted into Class A common shares for the purpose of this report.

CUSIP No. G21307106	Page 10 of 18 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Bruno Guiçardi Neto
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
Brazil
NUMBER OF	5	SOLE VOTING POWER -
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 61,558,930 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER -
PERSON WITH	8	SHARED DISPOSITIVE POWER 15,384,156 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,558,930 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 74.4% (3)(4)
12	TYPE OF REPORTING PERSON IN

CUSIP No. G21307106	Page 11 of 18 Pages

(1)               Consists of (i) 66,392 Class A Common Shares and 23,303,273 Class B Common Shares held of record by ENIAC Capital Group Ltd., an entity controlled by César Nivaldo Gon, (ii) 82,196 Class A Common Shares and 22,722,913 Class B Common Shares held of record by Guaraci Investments Ltd., an entity controlled by Fernando Matt Borges Martins, and (iii) 85,775 Class A Common Shares and  8,998,381 Class B Common Shares held of record by Bruno Guiçardi Neto and 6,300,000 Class B common shares held through The Ferreira Guiçardi Family Trust. Each Class B common share is convertible into one Class A common share at the option of its holder at any time.

(2)              Consists of 85,775 Class A Common Shares and 8,998,381 Class B Common Shares held of record by Bruno Guiçardi Neto and 6,300,000 Class B common shares held through The Ferreira Guiçardi Family Trust, an entity incorporated under the laws of the State of Delaware with registered office at 200 Bellevue Parkway, Suite 250, Wilmington, DE 19809, United States of America. Each Class B common share held of record by The Ferreira Guiçardi Family Trust is convertible into one Class A common share at the option of its holder at any time.

(3)              Represents the quotient obtained by dividing (a) the number of Class A Common Shares and Class B Common Shares beneficially owned by the Reporting Persons as set forth in Row 9 by (b) the sum of (i) 21,365,297 Class A Common Shares outstanding as of December 31, 2023, as reported by the Issuer to the Reporting Persons, and (ii) the aggregate number of Class B Common Shares beneficially owned by the Reporting Persons. The aggregate number of Class B common shares beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A common shares only for the purpose of computing the percentage ownership of the Reporting Person.

(4)              Each Class A common share is entitled to one vote, and each Class B common share is entitled to ten votes. The percentage reported does not reflect the ten for one voting power of the Class B common shares because the Class B common shares are treated as converted into Class A common shares for the purpose of this report.

CUSIP No. G21307106	Page 12 of 18 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
The Ferreira Guiçardi Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF	5	SOLE VOTING POWER -
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 61,558,930 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER -
PERSON WITH	8	SHARED DISPOSITIVE POWER 6,300,000 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,558,930 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 74.4% (3)(4)
12	TYPE OF REPORTING PERSON OO

CUSIP No. G21307106	Page 13 of 18 Pages

(1)               Consists of (i) 66,392 Class A Common Shares and 23,303,273 Class B Common Shares held of record by ENIAC Capital Group Ltd., an entity controlled by César Nivaldo Gon, (ii) 82,196 Class A Common Shares and 22,722,913 Class B Common Shares held of record by Guaraci Investments Ltd., an entity controlled by Fernando Matt Borges Martins, and (iii) 85,775 Class A Common Shares and  8,998,381 Class B Common Shares held of record by Bruno Guiçardi Neto and 6,300,000 Class B common shares held through The Ferreira Guiçardi Family Trust. Each Class B common share is convertible into one Class A common share at the option of its holder at any time.

(2)               Consists of 6,300,000 Class B common shares beneficially owned by Bruno Guiçardi Neto through The Ferreira Guiçardi Family Trust, an entity incorporated under the laws of the State of Delaware with registered office at 200 Bellevue Parkway, Suite 250, Wilmington, DE 19809, United States of America. Each Class B common share held of record by The Ferreira Guiçardi Family Trust is convertible into one Class A common share at the option of its holder at any time.

(3)              Represents the quotient obtained by dividing (a) the number of Class A Common Shares and Class B Common Shares beneficially owned by the Reporting Persons as set forth in Row 9 by (b) the sum of (i) 21,365,297 Class A Common Shares outstanding as of December 31, 2023, as reported by the Issuer to the Reporting Persons, and (ii) the aggregate number of Class B Common Shares beneficially owned by the Reporting Persons. The aggregate number of Class B common shares beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A common shares only for the purpose of computing the percentage ownership of the Reporting Person.

(4)              Each Class A common share is entitled to one vote, and each Class B common share is entitled to ten votes. The percentage reported does not reflect the ten for one voting power of the Class B common shares because the Class B common shares are treated as converted into Class A common shares for the purpose of this report.

CUSIP No. G21307106	Page 14 of 18 Pages

Item 1.
(a)	Name of Issuer: CI&T Inc (the “Issuer”)
(b)	Address of Issuer’s Principal Executive Offices: Estrada Giuseppina Vianelli de Napoli, 1455, Bloco C, Globaltech Zip Code 13086-530 Campinas — São Paulo State — Brazil
Item 2.
(a)

Name of Persons Filing:

This Amendment No. 1 to Schedule 13G is being filed by (i) Cesar Nivaldo Gon; (ii) ENIAC Capital Group Ltd.; (iii) Fernando Matt Borges Martins; (iv) Guaraci Investments Ltd.; (v) Bruno Guiçardi Neto and (vi) The Ferreira Guiçardi Family Trust (each a “Reporting Person” and collectively, the “Reporting Persons”). The Reporting Persons are filing this Amendment No. 1 to Schedule 13G jointly pursuant to their shareholders agreement (the “Shareholders Agreement”), dated November 11, 2021, between the Reporting Persons, AI Calypso Brown LLC, AI Iapetus Grey LLC and AI Titan Black LLC. Each of the Reporting Persons is a shareholder of the Issuer. Each of the Reporting Persons, however, disclaims beneficial ownership with respect to any shares of stock owned by the other Reporting Persons.

This Amendment No. 1 to Schedule 13G is being filed jointly by the Reporting Persons, pursuant to a Joint Filing Agreement, a copy of which is incorporate by reference herein, in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.

(b)

Address of Principal Business Office:

The principal business office of the Reporting Persons is Estrada Giuseppina Vianelli de Napoli, 1455, Bloco C, Globaltech

Zip Code 13086-530, Campinas — SP, Brazil.

(c)	Citizenship: See row 4 of the cover pages to this Amendment No. 1 to Schedule 13G.
(d)	Title of Class of Securities: Class A Common Shares, par value $0.00005 per share.
(e)	CUSIP Number: G21307106

CUSIP No. G21307106	Page 15 of 18 Pages

Item 3.		If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):
	X	Not applicable

(a)		Broker or dealer registered under Section 15 of the Act;

(b)		Bank as defined in Section 3(a)(6) of the Act;

(c)		Insurance company as defined in Section 3(a)(19) of the Act;

(d)		Investment company registered under Section 8 of the Investment Company Act;

(e)		Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)		Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)		Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)		Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)		Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act; or

(j)		Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
Item 4.		Ownership.
(a)		Amount Beneficially Owned: See row 9 of the cover sheet of each Reporting Person.
(b)		Percent of Class:
See row 11 of the cover sheet of each reporting person.
(c)		Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: See row 5 of the cover sheet of each Reporting Person.
(ii) Shared power to vote or to direct the vote: See row 6 of the cover sheet of each Reporting Person.
(iii) Sole power to dispose or to direct the disposition of: See row 7 of the cover sheet of each reporting person.
(iv) Shared power to dispose or direct the disposition of: See row 8 of the cover sheet of each Reporting Person.

CUSIP No. G21307106	Page 16 of 18 Pages

By virtue of the Shareholders Agreement, the Reporting Persons, AI Calypso Brown LLC, AI Iapetus Grey LLC and AI Titan Black LLC (collectively, the “Parties”) may be deemed to constitute a “group” for purposes of Section13(d) of the Securities Exchange Act of 1934, as amended. The Reporting Persons expressly disclaim beneficial ownership over any shares of Common Stock that they may be deemed to beneficially own solely by reason of the Shareholder Agreement. Except as disclosed herein, this Amendment No. 1 to Schedule 13G does not reflect any shares of Common Stock beneficially owned by the other Parties.

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:
Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Not applicable.
Item 8.	Identification and Classification of Members of the Group. Not applicable.
Item 9.	Notice of Dissolution of Group. Not applicable.
Item 10.	Certifications.
Not applicable.

CUSIP No. G21307106	Page 17 of 18 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February [   ], 2024

By: /s/ Cesar Nivaldo Gon
Name: Cesar Nivaldo Gon

By: /s/ Fernando Matt Borges Martins
Name: Fernando Matt Borges Martins

By: /s/ Bruno Guiçardi Neto
Name: Bruno Guiçardi Neto

ENIAC CAPITAL GROUP LTD

By: /s/ Cesar Nivaldo Gon
Name: Cesar Nivaldo Gon

GUARACI INVESTMENTS LTD.

By: /s/ Fernando Matt Borges Martins
Name: Fernando Matt Borges Martins

THE FERREIRA GUICARDI FAMILY TRUST

By: /s/ Bruno Guiçardi Neto
Name: Bruno Guiçardi Neto

CUSIP No. G21307106	Page 18 of 18 Pages

EXHIBIT INDEX

Exhibit	Exhibit Description
Exhibit A

Joint Filing Agreement, dated February 9, 2022 by and among Cesar Nivaldo Gon, ENIAC Capital Group Ltd., Fernando Matt Borges Martins, Guaraci Investments Ltd., Bruno Guiçardi Neto and The Ferreira Guiçardi Family Trust (incorporated herein by reference to Exhibit A to Schedule 13G (File No. 005-93075), filed with the SEC on February 11, 2022).